UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

JPMorgan Private Markets Fund

(Name of Issuer)

Class I common shares of beneficial interest

(Title of Class of Securities)

48130F306

(CUSIP Number)

Tyler Jayroe

c/o J.P. Morgan Investment Management Inc.

277 Park Avenue

New York, NY 10172

212-270-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON J.P. Morgan Investment Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,186,260.074
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,186,260.074
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,186,260.074
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%
14	TYPE OF REPORTING PERSON (See Instructions) IA, CO

Explanatory Note

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) is being filed by J.P. Morgan Investment Management Inc. (“JPMIM” or the “Reporting Person”) and amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 24, 2023, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on September 20, 2023, as amended by Amendment No. 2 filed with the Securities and Exchange Commission on December 22, 2023, as amended by Amendment No. 3 filed with the Securities and Exchange Commission on March 21, 2024, as amended by Amendment No. 4 filed with the Securities and Exchange Commission on April 23, 2024, as amended by Amendment No. 5 filed with the Securities and Exchange Commission on July 2, 2024 (as amended, the “Schedule 13D”) related to the Class I common shares of beneficial interest (the “Class I Common Shares”) of JPMorgan Private Markets Fund, a Delaware statutory trust (the “Issuer”). The Issuer’s principal executive offices are located at 277 Park Avenue, New York, New York 10172. The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

This Amendment No. 6 is being filed to update the aggregate percentage of the Issuer’s Class I Common Shares owned by the Reporting Person due to dilution caused by the Issuer’s issuance of additional Class I Common Shares from time to time since the date of the filing of Amendment No. 5 to Schedule 13D and not in connection with the purchase or disposition of any Class I Common Shares by the Reporting Person.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of this Schedule 13D is hereby amended and restated as follows:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) As of the date hereof, JPMIM may be deemed to beneficially own an aggregate of 4,186,260.074 Class I Common Shares representing approximately 22.5% of the outstanding Class I Common Shares. The percentage of beneficial ownership in this Schedule 13D assumes that there are 18,628,302.323 Class I Common Shares outstanding as of the date hereof based on information received from the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2024

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ Tyler Jayroe
Name:	Tyler Jayroe
Title:	Managing Director